SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V, A LIMITED PARTNERSHIP
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(Name of Subject Company)

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V, A LIMITED PARTNERSHIP
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(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST
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(Title of Class of Securities)

100650407
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(CUSIP Number of Class of Securities)

Susan F. Donahue, Esq.
c/o MMA Financial, Inc.
101 Arch Street
Boston, Massachusetts 02110-1106
(617) 439-3911
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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership, a Massachusetts limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 101 Arch Street, Boston, Massachusetts 02110-1106, and its telephone number is (617) 439-3911. The General Partners of the Partnership are Arch Street VIII, Inc., which serves as the Managing General Partner, and Arch Street V Limited Partnership.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Partnership’s units of limited partnership interest (“Units”). As of March 15, 2006, approximately 68,929 Units were held of record by approximately 2,936 Limited Partners.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Partnership, the subject company. The General Partners of the Partnership are Arch Street VIII, Inc., which serves as the Managing General Partner, and Arch Street V Limited Partnership. The business address of the Partnership and of the General Partners is 101 Arch Street, Boston, Massachusetts 02110-1106.

This Schedule 14D-9 relates to a tender offer by Paco Development, L.L.C. (the “Offeror”) to purchase up to 9,900 Units of the Partnership, in cash, at a price of $61.00 per Unit, without interest, less the amount of any distributions per Unit made by the Partnership to the Unit holders after the date of the offer (the “Paco Offer”). The Paco Offer to purchase the Units is being made pursuant to an Offer to Purchase and a related Agreement of Transfer and Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO, which was filed with the SEC on March 14, 2006. The Offer to Purchase, incorporated by reference into the Schedule TO (the “Offer to Purchase”), reports that the principal business address of the Offeror is P.O. Box 34729, North Kansas City, Missouri 64116.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Partnership, there are no material agreements, arrangements or understandings or any potential conflicts of interest between the Partnership, its executive officers, directors or affiliates and the Offeror, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Based on the factors listed below, the Managing General Partner is recommending against tendering Units with respect to the Paco Offer. Limited Partners should carefully consider the following factors, which the Managing General Partner considered and believes support its recommendation against tendering Units in the Paco Offer:

•
Your Partnership has more than $59 per Unit in cash, cash equivalents and investment securities as of March 17, 2006. In addition, your Partnership also owns a number of local limited partnership interests that your Managing General Partner believes may have significant additional value. In contrast, Paco's offer is for only $61 per Unit.

•
Paco is trying to purchase your Units for significantly less than the value of the current cash, cash equivalents, investment securities and the additional value that there may be in the remaining local limited partnership interests. Clearly, Paco is looking out for its own economic interests at your expense. As the Paco Offering Statement itself says, “[Paco is] making this Offer with a view to making a profit. Accordingly, there may be a conflict between [Paco’s] desire to acquire the Units at a low price and your desire to sell the Units at a high price.”

•	Unit holders who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from the sale of any of the Partnership's remaining assets.

•
Because the Paco Offer is not net of transfer fees, any proceeds from tendering in the Paco Offer will be reduced by a transfer fee of $10 per Unit transferred (subject to a $100 minimum and $250 maximum).

•
Paco's Offer fails to disclose that Paco is a member of a group (the "Park Group") of dissident limited partners in another fund, Boston Financial Qualified Housing Tax Credits, L.P. IV, A Limited Partnership ("Fund IV") that is trying to block a liquidation and cash distributions to the limited partners of that Fund. Indeed, one member of the Park Group has made a tender offer for units of Fund IV below the low end of the general partners' estimated range of liquidation values for Fund IV, and the Park Group has launched a proxy battle seeking to remove that fund's general partners. Your General Partner is concerned that the Paco Offer may be one step in a concerted plan by Paco and perhaps others (such as members of the Park Group) to try to take control of your partnership for its own special agenda that may not be in the best interest of the other limited partners.

•
Paco's Offer fails to disclose that certain members of the Park Group, of which Paco is a member, are controlled by an individual named David L. Johnson. In March of 2002, a federal court civil jury found that Mr. Johnson committed fraud and breach of fiduciary duty in his dealings with limited partnerships managed by companies controlled by Mr. Johnson. In addition to an award of compensatory damages, a jury awarded $1.6 million in punitive damages against Mr. Johnson, and several companies that Mr. Johnson controlled were removed as general partners of the limited partnerships. (National Corporate Tax Credit Fund et al. v. Bond Purchase, L.L.C., et al.).[1]

[1]
The Park Group’s consent solicitation materials regarding Fund IV note that, after the jury finding and pending appeal, the parties to the litigation settled their disputes and, following the settlement, the court vacated the judgment. However, those subsequent events do not change the fact that the jury that viewed the evidence found that Mr. Johnson committed fraud and that he acted with “malice, oppression or fraud.”

•
In April 1998, the Court of Appeals of Missouri ruled that a company owned by Mr. Johnson and his wife had attempted to “play fast and loose with the court” in that company’s maneuvers to increase its voting control over a publicly traded real estate partnership. The court also ruled that Mr. Johnson’s company’s actions “epitomize a lack of good faith in the subject matter of the suit” and that his company “is also barred [from obtaining the requested relief] by its unclean hands.” (State of Missouri ex. Rel. Kelcor, Inc. v. The Nooney Realty Trust, Inc.)

•
The Paco Offer is a partial tender offer. If the Paco Offer is oversubscribed, Paco will accept tendered Units on a pro rata basis, which means that Limited Partners who tender all of the Units they own may still remain as Limited Partners of the Partnership. The affect of such oversubscription would be that Limited Partners who tendered in the Paco Offer in order to sell all of their Units will find instead that they are still Limited Partners in the Partnership.

•	Unit holders who tender their Units will forego the benefit of any future income and loss allocations from the Partnership with respect to such Units.

•	Certain Unit holders who tender their Units in the Paco Offer could recognize a taxable gain upon sale of their Units.

The Managing General Partner also believes that Limited Partners should carefully consider the following factors in making their own decision about whether to accept or reject the Paco Offer:

•
The Partnership Agreement gives the Managing General Partner the right, on behalf of the Partnership, to impose restrictions or refuse to permit the transfer of Units without an opinion of counsel that the transfer will not result in material adverse tax consequences to the Partners. The Managing General Partner, on behalf of the Partnership, therefore may require Paco to provide such an opinion of counsel in a form satisfactory to the Managing General Partner before permitting the transfer of Units pursuant to the Paco Offer.

•
Neither the Partnership nor, to the Managing General Partner’s knowledge, the Offeror has retained a third party to perform an evaluation or an appraisal to determine whether the price offered in the Paco Offer is fair.

Although we recommend against tendering Units in the Paco Offer, Unit holders should consult their advisors regarding their individual financial, tax, legal and other consequences of the Paco Offer, and make their own decision about whether to accept or reject the Paco Offer.

(Footnote continued from previous page)

Neither the Partnership nor the General Partners of the Partnership currently intends to tender or sell any Units that are held of record or beneficially owned by them pursuant to the Paco Offer.

Given that Paco is a member of the Park Group and that the Park is seeking to remove the Managing General Partner in another fund, Boston Financial Qualified Housing Tax Credits L.P. IV, A Limited Partnership, the Managing General Partner may be deemed to have an interest in making its recommendation that Limited Partners reject the Paco Offer. However, the Managing General Partner has a fiduciary obligation to act in the best interest of the Partnership, and believes that it is doing so by recommending that Limited Partners reject the Paco Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to the Unit holders on its behalf concerning the Paco Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries have effected any transactions in the Units during the past 60 days.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

None.

ITEM 8. ADDITIONAL INFORMATION.

None.

ITEM 9. EXHIBITS.

(a)(1) Letter to the Limited Partners, dated March 17, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOSTON FINANCIAL QUALIFIED HOUSING
TAX CREDITS L.P. V, A LIMITED PARTNERSHIP
(Registrant)

By:	Arch Street VIII, Inc., its Managing
General Partner

Date: March 17, 2006	By:	/s/ Michael H. Gladstone
Michael H. Gladstone
Vice President and Clerk

By:	/s/ Jenny Netzer
Jenny Netzer
President

Exhibit Index

Exhibit Number	Exhibit Name

(a)(1)	Letter to the Limited Partners, dated March 17, 2006 (filed herewith).